February 7, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re: Emerging Growth Acquisitions I, Inc.
       Registration Statement on Form 10-12G
       Amendment No. 2
       File No. 000-54130

Dear Mr. Mancuso:

We represent Emerging Growth Acquisitions I, Inc. (“Emerging Growth” or, the “Company,” “we,” “us,” or “our”). By letter dated January 13, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Registration Statement on Form 10 filed on December 28, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Item I. Business Page 1

Form of Acquisition, Page 2

1.
Please reconcile your disclosure in the fourth paragraph that costs incurred in seeking a business combination “might not be recoverable” or “may result in the loss to the Company of the related costs incurred” with your disclosure in the third bullet point of your table of blank check companies on page 9.

Answer: We have reconciled our disclosure in conformance with this comment.

(d) Management Discussion and Analysis. . . page 3

2.
With respect to your revisions in response to prior comment 2, please reconcile your disclosure in the fourth paragraph that Amit Tandon received 50,000 common shares as consideration for founder services rendered with your disclosure in the third paragraph on page 10 in Note 4 on page F-9 that your founder received 50,000 shares of your common stock in exchange for services and cash provided.

Answer: We have reconciled our disclosure in conformance with this comment.

Item 5. Directors and Executive Officers, page 8

Amit Tandon, page 8

3.	We note your revised disclosure in response to prior comment 8. Please further revise to clarify Mr. Tandon’s business experience from 2007 to November 2008.

Answer:  We have revised our disclosure to clarify Mr. Tandon’s business experience from 2007 to November 2008.

Current Blank Check Company Experience, page 9

4.	We note your revised disclosure in the third bullet point added in response to prior comment 9.

•
Please further revise to clarify whether the “anticipated limited compensation” that you anticipate providing to your affiliate(s) of “approximately between 5% and 10% of any funds received upon closing of a business combination” is to include amounts paid for reimbursement for services rendered, post-transaction employment, capital advances, and expenses incurred by your affiliates as they seek business combinations, or whether the anticipated payment will be in addition to those items.  In this regard, we note the disclosure in “executive Compensation,”  added in response to prior comment 11 that your sole officer and director intends to receive compensation “for, including but not limited to, past services, post transaction employment, selling shares or entering into a share repurchase agreement.”

•
Please also revise to clarify why you will not have to determine who will pay the expense of your affiliates as they seek business combination.  For example, if the expenses incurred will be borne by your affiliates personally, please say so directly.

Answer:  We have revised our disclosure to properly address the foregoing bullet points.

Item 7. Certain Relationships and Related Transactions

5.
We note your revisions in response to prior comment 13.  Please clarify the nature and value of services contributed by Ajay Tandon mentioned in the second paragraph of this section, and expand to disclose the transaction references in the first paragraph of “Recent Sales of Unregistered Securities” on page 11.

Answer:  We have clarified the nature and value of services contributed by Ajay Tandon and expanded to disclose the transaction references in the first paragraph of "Recent Sales of Unregistered Securities" on page 11.

Item 11.  Description of Registrant’s Securities To Be Registered, page 11

Preferred Stock, page 11

6.	We will continue to evaluate your response to prior comment 16 when you have filed the amended articles and bylaws.

Answer: We have filed as an exhibit the amended articles and bylaws which authorize our board of directors to issue preferred stock “with designations, rights and preferences determined…by our board of directors.”

In addition we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
           Gregg E. Jaclin